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                             August 31, 2022

       Richard J. Campo
       Chief Executive Officer
       Camden Property Trust
       11 Greenway Plaza
       Suite 2400
       Houston, Texas 77046

                                                        Re: Camden Property
Trust
                                                            Definitive Proxy
Statement on Schedule 14A
                                                            Filed March 24,
2022
                                                            File No. 001-12110

       Dear Mr. Campo:

             We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments.

               Please respond to these comments by confirming that you will enhance your future proxy disclosures in accordance with the topics discussed below as well as any material developments to your risk oversight structure. For guidance, refer to Item 407(h) of Regulation S-K.

       Definitive Proxy Statement on Schedule 14A filed March 24, 2022

       General

   1. Please expand your discussion to address how the experience of the Lead Independent
                                                        Trust Manager is
brought to bear in connection with your board   s role in risk oversight.
   2. Please expand upon the role that your Lead Independent Trust Manager plays in the leadership of the
board. For example, please enhance your disclosure to address whether or not your Lead
Independent Trust Manager may:

                                                              require board
consideration of, and/or override your CEO on, any risk matters; or
                                                              provide input on
design of the board itself.
   3. Please expand upon how your board administers its risk oversight function. For example, please disclose:

                                                              how you apply
different oversight standards based upon the immediacy of the risk assessed;
 Richard J. Campo
Camden Property Trust
August 31, 2022
Page 2
             whether you consult with outside advisors and experts to anticipate future threats and trends, and how often you re-assess your risk environment;
             whether you have a Chief Compliance Officer and to whom this position reports; and
             how your risk oversight process aligns with your disclosure controls and procedures.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Amanda Ravitz at 202-551-3412 or Barbara Jacobs at 202-551-3735 with any questions.



                                                            Sincerely,
FirstName LastNameRichard J. Campo
                                                            Division of
Corporation Finance
Comapany NameCamden Property Trust
                                                            Disclosure Review
Program
August 31, 2022 Page 2
cc:       Josh Lebar
FirstName LastName